Stradley Ronon Stevens & Young, LLP 2005 Market Street Suite 2600 Philadelphia, PA 19103 Telephone 215.564.8000 Fax 215.564.8120 www.stradley.com

J. Stephen Feinour, Jr.

(215) 564-8521

jfeinourjr@stradley.com

February 5, 2025

Filed via EDGAR

Ms. Karen Rossotto

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Subject:	Legg Mason ETF Investment Trust (the “Trust”) (File Nos. 333-206784; 811-23096)

Dear Ms. Rossotto:

On behalf of the Trust, submitted herewith via the EDGAR system are the responses to the comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) provided via telephone with regard to Post-Effective Amendment Nos. 147/150 to the Trust’s Registration Statement on Form N-1A (the “Amendment”) related to the ClearBridge Dividend Strategy ESG ETF (to be renamed Franklin ClearBridge Enhanced Income ETF) series of the Trust (the “Fund”), which was filed with the Commission on October 9, 2024 under the Securities Act of 1933 (the “1933 Act”) and the Investment Company Act of 1940 (the “1940 Act”). The Staff’s comments are summarized below, followed by the Trust’s responses thereto. Terms not defined herein have the meaning set forth for that term in the Amendment.

1. Comment: In the Fund’s principal investment strategies sections of the Prospectus, please disclose the specific types of options the Fund will use (such as, for example, naked options or covered options). Please also disclose the expected duration of the options in either the Item 4 or Item 9 principal investment strategies section of the Prospectus.

Response: The Trust has added clarifying disclosure to the principal investment strategies sections of the Prospectus in response to this comment.

2. Comment: The second sentence of the third paragraph in the Item 4 and Item 9 principal investment strategies sections of the Prospectus states as follows: “The options overlay strategy will consist of selling-to-open and buying-to-close call options based upon U.S. large capitalization equity indices.” Please review this description of the options overlay strategy, including in particular the disclosure regarding “selling-to-open” and “buying-to-close” call options, for consistency with the Fund’s stated investment strategy of “selling call options to generate income from premiums received” and ensure that the disclosure is representative of the Fund’s investment strategy.

Response: The Trust has revised the above-referenced disclosure as follows:

The options overlay strategy will consist of selling-to-open call options (i.e., writing a call option to open an option position) and buying-to-close such call options (i.e., closing out the open option position prior to the expiration of the written option) based upon U.S. large capitalization equity indices (such as the S&P 500® Index).

3. Comment: The Fund’s principal investment strategies disclosure states that the equity securities in which the Fund may invest include securities of other investment companies. Please disclose the types of other investment companies in which the Fund may invest in as part of its principal investment strategy. If investing in other investment companies will not be a principal investment strategy of the Fund, please remove this reference from the principal investment strategies sections of the Fund’s Prospectus.

Response: The Trust has removed the reference to investments in other investment companies from the Item 4 and Item 9 principal investment strategies sections of the Prospectus.

4. Comment: The Fund’s principal investment strategies disclosure states that the equity securities in which the Fund may invest include convertible securities. If the Fund’s investments in convertible securities will include contingent convertible securities, please disclose this in the Fund’s principal investment strategies sections of the Prospectus and advise the Staff of the extent of such investments.

Response: The Trust has removed the reference to convertible securities from the Item 4 and Item 9 principal investment strategies sections of the Prospectus as well as the corresponding risk for convertible securities in the Item 9 risk section.

5. Comment: The Fund’s principal investment strategies disclosure states that the Fund may invest in equity securities of foreign issuers. If these investments may include emerging market issuers, please also disclose that.

Response: The Fund does not currently expect to invest in emerging market issuers as a principal investment strategy and, therefore, has not included disclosure regarding such investments in the Fund’s principal investment strategies.

6. Comment: Please explain briefly what FLexible EXchange Options (“FLEX Options”) are in the Item 4 section of the Fund’s Prospectus.

Response: The Trust has added the requested disclosure.

7. Comment: The Fund appears to focus in the information technology and financial services sectors. Consider noting the Fund’s sector focus in the principal investment strategies sections of the Prospectus and adding relevant risk disclosure to the principal risks sections of the Prospectus.

Response: The Trust has added the following disclosure in the Fund’s principal investment strategies sections:

As of the date of this Prospectus, the top sectors represented by the fund’s underlying investments were financial services and information technology. These sectors may change over time.

The Trust has also added principal risk disclosure corresponding to these sectors in the Item 4 fund summary section. The Trust notes that the Fund already includes risk disclosure for the financial services and information technology sectors in the Item 9 risk section of the Prospectus.

8. Comment: In the second bullet point under the second paragraph of the principal investment strategies sections of the Prospectus, the disclosure indicates that the Fund’s portfolio managers may focus on companies that have the “potential” to significantly grow their dividends. Please disclose if these securities will be counted towards the Fund’s 80% investment policy and, if so, please disclose how the Fund will determine that these securities will be income generating for purposes of calculating compliance with its 80% investment policy.

Response: The Trust has removed the Fund’s 80% investment policy, as the term “enhanced income” as used in the Fund’s name does not connote a focus in a particular type of investment, or investments that have, or whose issuers have, particular characteristics, within the meaning of the 2023 amendments to Rule 35d-1 under the 1940 Act (Investment Company Names, Investment Company Act Release No. 35000 (September 20, 2023)). The Staff in its 2025 Frequently Asked Questions release concerning the 2023 amendments made clear (in the response to question 6) that use of the term “income” in a fund’s name, when the term “income” does not refer to “fixed income” securities, generally suggests that the fund emphasizes the achievement of income as a portfolio-wide result, and in these circumstances, would not, alone, require the fund to adopt an 80% investment policy. See Division of Investment Management: Frequently Asked Questions: 2025 Names Rule FAQs (January 8, 2025) (“2025 Names Rule FAQs”). Accordingly, based on the 2025 Names Rule FAQs, the Trust respectfully submits that the Fund’s use of “enhanced income” in its name does not trigger the requirements of Rule 35d-1 under the 1940 Act and has therefore removed the 80% investment policy as a result of this guidance. The Trust is also cognizant that, pursuant to Section 35(d) of the 1940 Act, a fund’s name may not otherwise be materially deceptive or misleading. The Trust believes that the Fund’s principal investment strategy disclosure appropriately reflects the terms in the Fund’s name.

The Trust also notes that the Fund’s investments in companies that have the “potential” to significantly grow their dividends includes only those companies that are already paying dividends (and are expected to grow such dividends in the future) and is consistent with the Fund’s principal investment strategies. In particular, the Trust notes the principal investment strategy disclosure that “Under normal market conditions, the fund will pursue an enhanced equity income strategy by (1) investing primarily in dividend-paying equity securities and (2) “enhancing” income through the employment of an options overlay by writing (selling) U.S. exchange-traded call options based upon U.S. large capitalization equity indices (such as the S&P 500® Index).”

9. Comment: The Fund’s principal investment strategies disclosure states that the Fund will employ “an options overlay by writing (selling) U.S. exchange-traded call options based upon U.S. large capitalization equity indices.” Please disclose the specific equity indices that the options will be based upon. This disclosure can be included in the Item 9 section of the Fund’s Prospectus if that is preferable.

Response: The Trust has added the requested disclosure.

10. Comment: The Fund’s principal investment strategies disclosure states as follows: “The subadviser monitors the value of short call options and seeks to buy-to-close short call options when the subadviser determines that the risk reward characteristics are no longer favorable.” Please explain what is meant by the “risk reward characteristics” referenced in the disclosure.

Response: The Trust has revised the above-referenced disclosure as follows:

~~The subadviser~~ Franklin MOST monitors the value of short call options and seeks to buy-to-close short call options when Franklin MOST ~~the subadviser~~ determines that the risk reward characteristics are no longer favorable~~.~~ (e.g., to seek to minimize potential losses if Franklin MOST determines, based on a risk-based analysis, that the value of the reference index is likely to exceed the exercise price at the time of the option expiry).

11. Comment: In connection with the last paragraph of the Fund’s principal investment strategies disclosure, please explain in plain English how the Fund’s call options may hedge against declines in down markets but constrain the Fund’s performance in up markets.

Response: The Trust has revised the above-referenced disclosure as follows:

During periods in which the U.S. equity markets are flat, declining or modestly rising it is expected that the portfolio may outperform a similar portfolio that did not engage in a call selling strategy because of the premiums received from writing call options. However, in rising markets (where the aggregate appreciation of the reference index over the option exercise price exceeds the income from premiums) it is expected the portfolio could significantly underperform a similar portfolio that did not engage in a call selling strategy.

12. Comment: In the Fund’s “Dividend-paying stock risk” in the Principal Risks sections of the Fund’s Prospectus, briefly address some of the factors that might cause dividend-paying stocks to not participate in broad market advances to the same degree as other stocks.

Response: The Trust has revised “Dividend-paying stock risk” as follows:

Dividend-paying stock risk. There is no guarantee that the issuers of the stocks held by the fund will pay dividends in the future or that, if dividends are paid, they will remain at their current levels or increase over time. The fund’s emphasis on dividend-paying stocks could cause the fund to underperform similar funds that invest without consideration of a company’s track record of paying dividends or ability to pay dividends in the future. Dividend-paying stocks can fall out of favor with the market (such as in periods of rising interest rates, high inflation and/or strong economic growth) and may not participate in a broad market advance to the same degree as other stocks. ~~, and a~~ A sharp rise in interest rates or economic downturn or other market or company-specific developments could cause a company to reduce or eliminate its dividend.

13. Comment: The first sentence of the Fund’s “Option writing risk” in the Principal Risks sections of the Fund’s Prospectus states as follows: “Writing (selling) call options limits the opportunity to profit from an increase in the market value of stocks in exchange for up-front cash (the premium) at the time of selling the call option.” Please briefly explain why this is the case in plain English.

Response: The Trust refers the Staff to the response to comment 11 above, as well as the disclosure included as part of the Fund’s principal investment strategies, which provides as follows: “As the seller of the call options, the fund will receive cash (the “premium”) from the purchaser. At each index option expiration, if the value of the reference index exceeds the fixed price of the option (the “exercise price”), the fund is required to pay the purchaser a cash amount equal to that difference. The premium, the exercise price and the market price of the reference index determine the gain or loss realized by the fund as the seller of the call option.” The Trust believes that this disclosure, along with the changes described in response to comment 11 above, explain in plain English that, in return for the receipt of the premiums, the Fund will give up the opportunity to benefit from potential increases in the market value of the reference index above the exercise price, in which case the Fund would be required to pay the option purchaser a cash amount equal to that difference.

14. Comment: The first sentence of the Fund’s “Small fund risk” in the Principal Risks sections of the Fund’s Prospectus states as follows: “When the fund’s size is small, the fund may experience low trading volume and wide bid/ask spreads.” Please explain here or where appropriate elsewhere in the Prospectus what the “bid/ask spread” is.

Response: The Trust refers the Staff to the disclosure provided under the section titled “Purchase and sale of fund shares” in the Item 4 section of the Prospectus, which provides as follows: “When buying or selling shares in the secondary market, you may incur costs attributable to the difference between the highest price a buyer is willing to pay to purchase shares of the fund (bid) and the lowest price a seller is willing to accept for shares of the fund (ask) (the “bid-ask spread”).” The “bid/ask spread” is also described under the risk titled “Costs of buying or selling fund shares” under the section titled “More on risks of investing in the fund” and in the section titled “Shareholder information—Share prices are reported in dollars and cents per share” in the Item 9 section of the Prospectus. As such, the Trust has not made any changes in connection with the above request.

15. Comment: Please include corresponding risk disclosure for each type of investment that is included as part of the principal investment strategy of the Fund (for example, preferred securities, convertible securities, depositary receipts, warrants, rights, securities of other investment companies (including exchange-traded funds), and real estate investment trusts (“REITs”)).

Response: Please see the responses to comments 3 and 4 above regarding the Trust’s removal of the references to convertible securities and securities of other investment companies in the principal investment strategies sections. The Trust has also removed the references to preferred securities, warrants and rights in the Item 4 and Item 9 principal investment strategies sections of the Prospectus as well as the corresponding risks for convertible securities and warrants and rights in the Item 9 risk section. The Trust has added principal risk disclosure regarding depositary receipts in the Item 4 and Item 9 risk sections of the Prospectus. The Trust has also added principal risk disclosure regarding REITs to the Item 4 risk section but notes that the Fund already includes risk disclosure for REITs in the Item 9 risk section of the Prospectus.

16. Comment: In the section titled “Percentage and other limitations” on page 11 of the Fund’s Prospectus, the disclosure states that the Fund’s compliance with its investment limitations and requirements described in the Prospectus is usually determined at the time of investment. If appropriate, please note that this applies to limitations and requirements other than borrowing and liquidity limitations/requirements.

Response: The Fund’s SAI describes the limitations on borrowing and illiquid investments under the 1940 Act applicable to the Fund. As such, under the heading, “Fundamental and Non-Fundamental Investment Policies—General” in the Fund’s SAI, the disclosure indicates that compliance with percentage restrictions determined at the time of investment does not apply to the limitations on borrowing and illiquid investments.

17. Comment: In the section titled “Selection process” on page 11 of the Fund’s Prospectus, the disclosure describes an environmental, social and governance (“ESG”) analysis. Please confirm if ESG is a principal investment strategy of the Fund. If so, please move this discussion to the Summary Prospectus. If it is not a principal investment strategy, please move this disclosure to the SAI or otherwise denote it as non-principal in the Prospectus.

Response: The Trust confirms that the security selection process with respect to the equity portion of the Fund’s portfolio is discussed in the principal investment strategies sections of the Prospectus, and that the ESG analysis described in the later “Selection process” section is only one component of such process that may be utilized by ClearBridge when considering investments for the Fund. The Trust refers the Staff to the disclosure included in the section titled “Selection process” which states that ClearBridge may not assess every investment for ESG factors. In response to this comment, the Trust has added additional disclosure to the “Selection process” section for clarity. As such, the ESG analysis described in the section titled “Selection process” will be maintained in the Item 9 section titled “More on the fund’s investments,” which includes additional information about the Fund’s principal investments/strategies as well as certain non-principal investments/strategies. The Trust believes that the Item 9 only disclosure related to the ESG analysis under the “More on the fund’s investments” section of the Prospectus is appropriate and clearly distinguishes such investment strategies from the more primary aspects of the Fund’s investment strategies as described under the Item 4 and Item 9 principal investment strategies sections.

18. Comment: In the last sentence of the first paragraph of the section titled “Selection process” on page 11 of the Fund’s Prospectus, the disclosure states that the subadviser may not assess every investment for ESG factors. Please also indicate if the Fund may invest in a company that performs poorly on ESG factors.

Response: The Trust has added disclosure to clarify that the Fund will not be precluded from investing in companies that have a poor ESG rating (such as a B rating) if such company otherwise meets the Fund’s security selection criteria as part of its principal investment strategies in pursuit of its investment objective.

19. Comment: In the second paragraph of the section titled “Selection process” on page 11 of the Fund’s Prospectus, the disclosure indicates a quantitative analysis of ESG factors to generate an ESG rating. Please disclose the data the Fund uses to evaluate investments on an ESG basis and from where that data is obtained.

Response: As discussed in the response to comment 17 above, ClearBridge may not assess every investment for ESG factors and ESG considerations are one of a number of factors that ClearBridge examines when considering investments for the Fund’s portfolio. The Trust responds supplementally that, when an ESG analysis is utilized, ClearBridge assigns a proprietary ESG rating. The primary source of ESG information is derived from ClearBridge’s research analysts and portfolio managers. ClearBridge also uses a variety of third-party research services on specific issues, such as environmental management systems, corporate governance ratings, sweatshop/union/labor practices, workplace and retention practices and EPA data, among others. ClearBridge does not rely on any one third-party source to conduct its ESG research and analysis, and views third-party research providers as supplementary to ClearBridge’s own proprietary research and analysis.

The Trust refers the Staff to the disclosure included in the Fund’s principal investment strategies sections, which provides: “ClearBridge’s proprietary research and analysis generally incorporates information and data obtained from a variety of third-party research providers as supplementary to ClearBridge’s own proprietary research and analysis. ClearBridge has the right to change the third-party service providers that support this process at any time.” The Trust respectfully submits that this disclosure, as well as the disclosure included in the section titled “Selection process” particularly with respect to the disclosure regarding ClearBridge’s use of fundamental research analysts (or portfolio managers, as applicable) to perform the ESG analysis, the proprietary research and engagement process with company management on ESG factors, and the description of the ESG ratings system sufficiently discloses the data the Fund uses to evaluate investments on an ESG basis and from where the data is obtained.

20. Comment: In the second paragraph of the section titled “Selection process” on page 11 of the Fund’s Prospectus, the disclosure indicates that companies are assigned a rating based on performance on key ESG issues such as health and safety, gender diversity, climate risk, corporate governance risk and data security. Please confirm if a company’s rating is based on its performance on all of the key ESG issues identified. For example, please clarify whether a company may obtain a high rating with respect to one key ESG issue and a low rating with respect to another and still be included in the Fund’s portfolio, or whether a company needs to be highly rated across all key ESG issues to be included.

Response: As discussed in the response to comment 17 above, ClearBridge may not assess every investment for ESG factors and ESG considerations are one of a number of factors that ClearBridge examines when considering investments for the Fund’s portfolio. In response to comment 18 above, the Trust has added disclosure stating that the Fund will not be precluded from investing in companies that have a poor ESG rating (such as a B rating) if such company otherwise meets the Fund’s security selection criteria as part of its principal investment strategies in pursuit of its investment objective. The Trust respectfully submits that this disclosure makes clear that companies that have a poor ESG rating with respect to one or more key ESG issues may still be included in the Fund’s portfolio, and, as such, has not added additional disclosure regarding such selection criteria.

21. Comment: In regard to the ESG analysis described in the section titled “Selection process” on page 11 of the Fund’s Prospectus, please indicate at what point in the Fund’s investment process the ESG analysis is performed.

Response: Please see the responses above. ClearBridge may at times integrate criteria inclusive of ESG issues into the portfolio construction of the Fund. Specifically, ClearBridge’s proprietary ESG evaluation process is associated with fundamental research into stock selection as part of a bottom-up approach to investing. Research analysts may integrate ESG factors during analysis at the company-level, and work directly with the portfolio management team to integrate the ESG factors into the strategy.

The first sentence under the section titled “Selection process” in the Prospectus has been revised as follows to further clarify that the ESG analysis, if any, occurs during the portfolio construction process for the Fund:

When considering investments with respect to the equity portion of the fund’s portfolio, ~~the subadviser’s~~ ClearBridge’s fundamental research analysts typically use their industry expertise to determine the material environmental, social and governance (“ESG”) factors facing both individual companies and industry sectors.

22. Comment: With respect to the Fund’s “ESG considerations risk” in the Item 9 Principal Risks section of the Fund’s Prospectus, please move this risk to the Summary Prospectus if it is a principal risk of the Fund. If it is not a principal risk, please move this disclosure to the SAI or otherwise denote it as non-principal in the Prospectus.

Response: Please see the responses above. “ESG considerations risk” will be maintained in the section titled “More on risks of investing in the fund” within the Item 9 section titled “More on the fund’s investments,” which includes additional information about the Fund’s principal investments/strategies and corresponding risks as well as certain non-principal investments/strategies and corresponding risks.

23. Comment: With respect to the Fund’s “ESG considerations risk” in the Item 9 Principal Risks section of the Fund’s Prospectus, please disclose how the choosing of investments based on ESG factors rather than on other bases may compromise Fund performance.

Response: As discussed in the Prospectus and in the response to comment 17 above, ClearBridge does not choose investments solely based on ESG factors and ESG considerations are one of a number of factors that ClearBridge examines when considering investments for the Fund’s portfolio. Therefore, the Trust has not added additional disclosure regarding the choosing of investments based on ESG factors rather than on other bases.

24. Comment: With respect to the Fund’s “Growth and value investing risk” in the Item 9 Principal Risks section of the Fund’s Prospectus, please add growth and value investing as a principal strategy in the Summary Prospectus as well as a corresponding summary risk. If it is a not a principal strategy or risk, please move this disclosure to the SAI or otherwise denote it as non-principal in the Prospectus.

Response: The Trust has removed “Growth and value investing risk” from the Item 9 section of the Prospectus.

25. Comment: Please include a statement within the Fund’s “More on fund management” section of the Prospectus that a discussion regarding the basis for the board of directors approving any investment advisory contract of the Fund is available in the Fund’s reports filed on Form N-CSR and provide the period covered by the report that includes this discussion pursuant to Item 10(a)(1)(iii) of Form N-1A.

Response: The Trust has added the requested disclosure.

Please do not hesitate to contact me at the above-referenced telephone number if you have any questions or wish to discuss any of the above responses presented above.

Very truly yours,

/s/ J. Stephen Feinour, Jr.
J. Stephen Feinour, Jr.

cc:	Tara Gormel, Franklin Templeton

Harris Goldblat, Franklin Templeton

Lauren Zychowicz, Stradley Ronon Stevens & Young, LLP